UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: February 6, 2026

Worthy Property Bonds 2, Inc.

(Exact name of issuer as specified in its charter)

Florida

(State or other jurisdiction of organization)

11175 Cicero Dr. Suite 100, Alpharetta, GA 30022

(Full mailing address of principal executive offices)

(678) 646-6791

(Issuer’s telephone number, including area code)

Item 9. Other Events.

On February 4, 2026, Worthy Wealth, Inc., (the “Company”) a Georgia corporation and parent company to Worthy Wealth Realy, Inc., and Worthy Wealth Senior Living, Inc., terminated that certain stock purchase agreement (the “SPA”), dated December 11, 2023 (as amended), between the Company and Worthy Financial, Inc. (“WFI”) pursuant to which the Company was to acquire from WFI all of the issued and outstanding equity of Worthy Property Bonds, Inc., a Florida corporation (“WPB”) and Worthy Property Bonds 2, Inc., a Florida corporation (“WPB2”) as well as their two wholly-owned subsidiaries, Worthy Lending V, LLC, a Delaware limited liability company and Worthy Lending VI, LLC, a Delaware limited liability company (the “Acquisition”).

The termination was in compliance with the terms of the SPA and was approved unanimously by the Company’s board of directors.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 6, 2026	WORTHY PROPERTY BONDS 2, INC.

	Signed:	/s/ Alan Jacobs
	Name:	Alan Jacobs
	Title:	Chief Financial Officer